Exhibit 99.1
For Immediate Release
Qiao Xing Mobile’s Chairman and Vice Chairman Announce Share Purchase Plan
Beijing, China (August 14, 2008) — Qiao Xing Mobile Communication Co., Ltd. (“Qiao Xing Mobile” or “the Company”) (NYSE: QXM), one of China’s leading domestic manufacturers of mobile handsets, through its subsidiary CEC Telecom Co., Ltd. (“CECT”), today announced that its Chairman Mr. Wu Zhiyang and its Vice Chairman Mr. Wu Ruilin plan to purchase up to an aggregate of US$2 million worth of shares of Qiao Xing Mobile. The purchases will be made from time to time on the open market through NYSE Euronext at prevailing market prices, in negotiated transactions off the market, in block trades or pursuant to a 10b5-1 plan. The purchases will be made subject to insider trading considerations and shareholder reporting requirements. The timing and extent of any purchases will depend upon market conditions, the trading price of the Company’s shares and other factors.
Mr. Wu Zhiyang, Chairman of the Company and Mr. Wu Ruilin, Vice Chairman of the Company, commented, “We are confident that the current stock price levels do not reflect Qiao Xing Mobile’s current potential value and we have decided to demonstrate that confidence in the form of purchases of the company’s stock.”
About Qiao Xing Mobile Communication Co., Ltd.:
Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. Currently, all of its products are sold under the “CECT” brand name. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and in Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins. For more information, please visit http://www.qxmc.com
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Mobile’s beliefs and expectations, as well as those of Messrs. Wu and Wu, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Mobile does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of August 14, 2008, and Qiao Xing Mobile undertakes no duty to update such information, except as required under applicable law.
For more information, please contact:
Ma Tao
Qiao Xing Mobile Communication Co., Ltd.
Tel: +86-10-8219-3706
Email: matao@qxmc.com